October 15, 2008

By U.S. Mail and facsimile to: (212) 403-2207

Mr. Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Registration Statement on Form S-4**
> **Filed October 1, 2008**
> **File No. 333-153771**
>
> **Bank of America Corporation**
> **Form 10-K for December 31, 2007, filed February 28, 2008**
> **Schedule 14A filed March 19, 2008**
> **Form 10-Q for June 30, 2008, filed August 7, 2008**
> **File Number 001-06523**

Dear Mr. Mayopoulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits, including drafts of your legality and tax opinion, with your
        next amendment; providing them as soon as practicable will permit for an
        expedited review of the materials.

2.   Please provide any presentation, memo, report or other material provided to the
        board of Merrill Lynch or Bank of America by their respective financial advisors
        with regard to the valuation or fairness of the transaction other than the opinion
        included in your registration statement.

3.   Please advise the staff regarding any projections, analysis or other material non-
        public information provided by Bank of America to Merrill Lynch or its financial
        advisor. Similarly, tell us about any projections or other material non-public
        information provided by Merrill Lynch to Bank of America or its financial
        advisors.

4.   Since market conditions have changed and significant actions by the government
        have markedly affected your operating environment and your capital position,
        please consider revising your disclosure to discuss recent developments and their
        effect upon the companies and the merger. In particular, we note your third
        quarter earnings announcement, your ARS liability, the creation of the TARP and
        the direct investment in Bank of America by the United States Government.

Cover page

5.   Please indicate the amount of securities to be offered in accordance with Item
        501(b)(2) of Regulation S-K.

Stock Option Agreement, page 7

6.   Please briefly disclose under what circumstances Bank of America can exercise
        its option to purchase Merrill shares.

Merrill Lynch's Executive Officers and Directors Have Financial Interests…, page 9

7.   Revise this section to quantify the benefits to directors and senior officers of
        Merrill Lynch.

Unaudited Pro Forma Condensed Combined Financial Statements, page 34

Note 3 – Preliminary Purchase Accounting Allocation, page 40

8.   We note adjustment A (page 41) relates to estimated costs of terminating certain
        Merrill Lynch credit derivatives. Please address the following:

    •   Revise to clarify whether this adjustment relates to the agreement reached by
            Merrill Lynch (Merrill) and XL Capital Assurance to terminate all of their
            CDO-related hedges for a cash payment of $500 million; as discussed on
            page 69 (Note 18 – Subsequent Events) of Merrill's Form 10-Q for the
            quarterly period ended June 27, 2008 filed August 5, 2008. If so, please
            disclose the terms of this settlement.

    •   Revise to clarify whether this adjustment also includes expected settlements
            on certain contracts with other monoline counterparties for which Merrill is
            in the process of negotiating settlements. If so, explain how you determined
            the expected settlement amounts, and explain how you determined such
            amounts were an appropriate indicator of fair value.

    •   Revise to disclose the methods and significant assumptions used to
            determine the fair value of these credit derivatives.

    •   Tell us how you determined that the termination of these derivative
            instruments was directly attributable to the transaction and therefore an
            appropriate pro forma adjustment. Refer to Article 11-02(b)(6) of
            Regulation S-X.

9.   We note adjustment B (page 42) resulted in an immaterial net impact to your
        purchase price allocation because certain investments were marked up to fair
        value while certain other investments were marked down to fair value. In an
        effort to provide more meaningful information to investors and to provide greater
        transparency, please revise to disaggregate information regarding the adjustments
        that were made to record your investments – by individual investment or class –
        to their estimated fair values (tabular presentation may be useful here). Also,
        disclose the methods and significant assumptions used to determine the fair value
        of these investments.

10.   As a related matter, please revise to disaggregate information regarding the adjustments that were made to record core deposit, customer and trade name intangibles (adjustment E, page 42) and prepaids, deferred costs, pension and other postretirement benefits and other miscellaneous assets (adjustment F, page 42) at their estimated fair values. Discuss the methods and significant assumptions used to determine such fair values.

11.   With respect to adjustment C (page 42), please revise to disclose the methods and significant assumptions used to determine the fair values of acquired impaired loans. For example, clarify whether you used collateral values, market prices or present value techniques to determine estimated fair values. In the interest of providing greater transparency, consider disclosing the contractually required payments receivable, the cash flows expected to be collected and the fair value of all loans acquired as of the acquisition date.

12.   In regards to adjustment G (page 42), please address the following:

-     Tell us how you determined that it was appropriate to use an estimated effective tax rate (i.e. 32.5%) to record the tax effect of the pro forma adjustments rather than the statutory rate. Please refer to Instruction 7 to Article 11-02 of Regulation S-X which requires the use of statutory rates. Please also refer to the guidance in paragraph 18 of SFAS 109 as it relates to this purchase accounting adjustment.

-     Please revise to clarify (and quantify) the estimated adjustments that were made to Merrill's deferred tax assets. Explain how you determined the estimated adjustments met the requirements of Article 11 of Regulation S-X (i.e. directly attributable to the merger transaction, factually supportable, and expected to have a continuing impact). Please also refer to the guidance in paragraph 38 of SFAS 141 as it relates to this purchase accounting adjustment.

13.   We note adjustment H (page 42) was made to record estimated exit and termination costs as well as certain contractual change in control obligations. We also note from page 38 that a preliminary estimate of exit and termination costs was recorded in purchase accounting related to the total estimated $3 billion (pre-tax) merger related costs that will be incurred to combine the operations of both companies. Please revise to:

-     separately quantify the adjustments related to exit and termination costs and change in control obligations;

- clarify how the $4.1 billion recorded to recognize exit and termination costs reconciles to the total amount of estimated merger-related costs ($3 billion); and

- revise page 43 (Note 4 - Merger Related Charges) to clearly explain and quantify which merger-related costs will be capitalized as part of purchase accounting and which will be expensed as incurred.

Bank of America's Reasons for the Merger; Recommendation of the…Board, page 49

14.   In the 5th bulleted point, please briefly elaborate on the expense saving opportunities mentioned.

Opinion of Merrill Lynch's Financial Advisor, page 50

15.   We note that your financial advisors relied on the estimates provided by Merrill Lynch and Bank of America regarding cost savings and operational synergies of the business combination. To the extent that the amounts assumed by MLPFS in reliance are different than the amounts mentioned on page 43 or on pages 55 and 56, please disclose those amounts and any adjustments made by MLPFS.

16.   Please expand your disclosure on page 56 to include the specific amounts Merrill Lynch agreed to pay MLPFS for rendering this opinion, including the amount that is contingent upon the completion of the merger. In addition, please disclose the aggregate amount of all material compensation received by MLPFS and its affiliates from Merrill Lynch and its affiliates during the past two years and the aggregate amount of all material compensation received from Bank of America and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4. Please consider putting this information in a separate section.

Historical Market-for-Market Exchange Ratio Analysis, page 54

17.   In the last sentence before the table, please clarify whether this analysis is Merrill Lynch's or MLPFS'.

Miscellaneous, page 63

18.   Please expand your disclosure on page 63 to include the specific amounts Bank of America agreed to pay each of its financial advisors for rendering their respective opinions, including the amount that is contingent upon the completion of the

merger. In addition, please disclose the aggregate amount of all material compensation received by each financial advisor and its affiliates from Bank of America and its affiliates during the past two years and the aggregate amount of all material compensation received from Merrill Lynch and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4. Please consider putting this information in a separate section.

Board of Directors and Management of Bank of America Following Completion of the Merger, page 63

19.   Please update this section to reflect any decisions with regard to the continued employment of Merrill Lynch's officers, directors or significant employees.

Interests of Certain Persons in the Merger
Merrill Lynch's Officers and Directors Have Financial Interests in the Merger, page 67

20.   Please provide a total dollar amount (estimated, if necessary) for each individual officer or director who stands to benefit from the merger. Please include a discussion regarding Mr. Thain's continued employment arrangement with Bank of America and any similar arrangements with other Merrill Lynch officers and directors. Please include how these decisions will impact compensation for each individual.

Form 10-Q for Quarterly Period Ended June 30, 2008:
Notes to Consolidated Financial Statements
Note 11 – Commitments and Contingencies
Litigation and Regulatory Matters, page 26

21.   We read your disclosures related to legal and regulatory matters. We remind you that paragraph 9 of SFAS 5 states that in some circumstances it may be necessary to disclose the amount accrued for the financial statements not to be misleading. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made for each legal matter. Please refer to paragraphs 9 and 10 of SFAS 5, and revise your future filings accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off- and On-Balance Sheet Arrangements, page 94

22.   Your disclosure in Table 10 on page 95 indicates that your liquidity exposure to CDO vehicles decreased from $12.3 billion at December 31, 2007 to $1.1 billion at June 30, 2008. On page 98 you explain that $2.3 billion of this decrease in exposure resulted from the liquidation of a CDO conduit and the purchase of the conduit's assets. You also disclose that $8.9 billion of the decrease in exposure related to written put options that were eliminated as you no longer provide liquidity support to the CDO vehicles. Please tell us and revise future filings to clarify why you no longer provide liquidity support to these CDO vehicles.

23.   As a related matter, please tell us and revise future filings to clarify if and how your decrease in liquidity exposure to CDO vehicles relates to the following:

   •   On page 81 you disclose that during the six months ended June 30, 2008 you reclassified $5.2 billion of "super senior liquidity commitments exposure" on CDOs to "other super senior exposure" as the liquidity commitments were triggered and as a result you now own the super senior securities issued by the CDOs; and

   •   On page 98 you disclose that during the first half of 2008 you consolidated several CDO vehicles due to a change in contractual arrangements such as a conversion of commercial paper into term notes.

24.   Please tell us and revise future filings to clearly explain how the amounts reported in Table 10 on page 95 related to your CDO liquidity exposure reconcile to your Super Senior CDO Exposure Rollforwards on page 82.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela Connell at (202)551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Edward D. Herlihy
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Rosemary T. Berkery
Vice Chairman and General Counsel
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, NY 10080

John J. Madden
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022